Exhibit 12.1

Actuant Corporation

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

(amounts in thousands)

	Fiscal Year Ended August 31,					Nine Months Ended:
	2004	2005	2006	2007	2008	May 31, 2008	May 31, 2009 (a)
Earnings (loss) from continuing operations before income tax expense and minority interest, as reported	$38,825	$105,708	$125,849	$151,690	$177,931	$129,092	$(12,534)
Adjustments:
Add: Fixed charges	14,597	18,352	28,016	35,622	40,544	27,873	32,367
Less: Capitalized interest	—	—	—	—	171	—	—

Earnings from continuing operations before income tax expense and minority interest, as adjusted	53,422	124,060	153,865	187,312	218,304	156,965	19,833
Fixed Charges:
Interest incurred	13,669	17,099	26,493	33,747	38,262	26,213	30,544
Interest component of rent expense (estimated at 7.25%)	928	1,253	1,523	1,875	2,282	1,660	1,823

	14,597	18,352	28,016	35,622	40,544	27,873	32,367

Earnings to fixed charges ratio	3.7	6.8	5.5	5.3	5.4	5.6	0.6

(a)—	Earnings (loss) from continuing operations before income tax expense and minority interest for the nine months ended May 31, 2009 includes non cash impairment charges of $58,274 related to the goodwill, intangible assets and fixed assets of the Recreational Vehicle business and Harsh Environment Electrical product line. Excluding the impairment charges, the earnings to fixed charge coverage ratio would have been 2.4 for the nine months ended May 31, 2009.